TYLER
RESOURCES INC.
SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 269-6753
FAX: (403) 266-2606
www.tylerresources.com TYS:CDNX

File No.
82-3881

02028069

RECEIVED
MAR 21 2002
305

March 8, 2002

United States Securities
& Exchange Commission
Washington, DC
20549
USA

SUPPL

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3881
News Release Dated March 8, 2002

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

TYLER RESOURCES INC.

PROCESSED
APR 19 2002
THOMSON
FINANCIAL

B. O'Neill

Barbara O'Neill

dw 4/10

TYLER RESOURCES INC.

File No.
82-3881

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

CDNX SYMBOL: TYS
NEWS RELEASE: 02-04

NEWS FOR RELEASE: March 8, 2002

For Further Information Contact: **James Devonshire or Jean Pierre Jutras at 1.403.269-6753**
Web: http://www.tylerresources.com

CALGARY, ALBERTA – TYLER RESOURCES INC. ("Tyler") is pleased to announce that it has entered into an option agreement with Golden Band Resources Inc. ("Golden Band") whereby Golden Band can earn 50% of Tyler's interest (a 25.05% interest) in the Weedy Lake project in northern Saskatchewan. Tyler currently owns 50.1% of the project, which is in joint venture with Golden Rule Resources Ltd. and Cameco Corporation. The option agreement is subject to all necessary regulatory acceptances.

The option period is over four (4) years, with a minimum property expenditure of $100,000 per year for the first three years and a total aggregate expenditure of $1.5 million. Upon completion of the option terms, Tyler may convert its remaining 25.05% interest to a 0.5% NSR royalty (with the 25.05% interest being acquired by Golden Band) or continue to participate in the joint venture.

Historical expenditures on the property, which exceed $3.9 million, have resulted in the identification of numerous gold bearing zones. Various mineralization numbers have been reported for the property in unpublished internal reports and other publications; however these do not meet current reporting standards.

All the mineralized zones identified to date remain open. No mineral resource has been defined to date. Golden Band's program will entail a complete review and compilation of historical information prior to a renewal of exploration, which will include a significant drill component.

Gold mineralization was identified on the property in 1948 by prospectors working for Consolidated Mining and Smelting (Cominco). They discovered the A and B zones. The property was acquired by staking in 1979 by Golden Rule. Exploration extended the B Zone and identified the C Zone. To the end of 1996, 27,690 metres of drilling were completed in 145 holes.

The regional geological context consists of sequences of felsic to mafic volcanic rocks intruded by diorite to gabbro bodies. Subsequent shearing sub-parallel to the regional Byers Fault introduced gold bearing solutions with the preferred hosts appearing to be the intrusive units. Gold mineralization is associated with potassium and carbonate alteration. Biotite and pyrite form useful indicators to gold mineralization.

Tyler is very pleased to see the resumption of activity on the Weedy Lake property by a Company with significant exploration experience in Saskatchewan.

James Devonshire
Chairman/CEO

File No.
82-3881

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

CDNX SYMBOL: TYS **NEWS FOR RELEASE: March 8, 2002**
NEWS RELEASE: 02-04

For Further Information Contact: **James Devonshire or Jean Pierre Jutras at 1.403.269-6753**
Web: http://www.tylerresources.com

CALGARY, ALBERTA – TYLER RESOURCES INC. ("Tyler") is pleased to announce that it has entered into an option agreement with Golden Band Resources Inc. ("Golden Band") whereby Golden Band can earn 50% of Tyler's interest (a 25.05% interest) in the Weedy Lake project in northern Saskatchewan. Tyler currently owns 50.1% of the project, which is in joint venture with Golden Rule Resources Ltd. and Cameco Corporation. The option agreement is subject to all necessary regulatory acceptances.

The option period is over four (4) years, with a minimum property expenditure of $100,000 per year for the first three years and a total aggregate expenditure of $1.5 million. Upon completion of the option terms, Tyler may convert its remaining 25.05% interest to a 0.5% NSR royalty (with the 25.05% interest being acquired by Golden Band) or continue to participate in the joint venture.

Historical expenditures on the property, which exceed $3.9 million, have resulted in the identification of numerous gold bearing zones. Various mineralization numbers have been reported for the property in unpublished internal reports and other publications; however these do not meet current reporting standards.

All the mineralized zones identified to date remain open. No mineral resource has been defined to date. Golden Band's program will entail a complete review and compilation of historical information prior to a renewal of exploration, which will include a significant drill component.

Gold mineralization was identified on the property in 1948 by prospectors working for Consolidated Mining and Smelting (Cominco). They discovered the A and B zones. The property was acquired by staking in 1979 by Golden Rule. Exploration extended the B Zone and identified the C Zone. To the end of 1996, 27,690 metres of drilling were completed in 145 holes.

The regional geological context consists of sequences of felsic to mafic volcanic rocks intruded by diorite to gabbro bodies. Subsequent shearing sub-parallel to the regional Byers Fault introduced gold bearing solutions with the preferred hosts appearing to be the intrusive units. Gold mineralization is associated with potassium and carbonate alteration. Biotite and pyrite form useful indicators to gold mineralization.

Tyler is very pleased to see the resumption of activity on the Weedy Lake property by a Company with significant exploration experience in Saskatchewan.

James Devonshire
Chairman/CEO

No Canadian Stock Exchange has approved nor disapproved of the information contained herein.

File No.
82-3881

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

CDNX SYMBOL: TYS **NEWS FOR RELEASE: March 8, 2002**
NEWS RELEASE: 02-04

For Further Information Contact: **James Devonshire or Jean Pierre Jutras at 1.403.269-6753**
Web: http://www.tylerresources.com

CALGARY, ALBERTA – TYLER RESOURCES INC. ("Tyler") is pleased to announce that it has entered into an option agreement with Golden Band Resources Inc. ("Golden Band") whereby Golden Band can earn 50% of Tyler's interest (a 25.05% interest) in the Weedy Lake project in northern Saskatchewan. Tyler currently owns 50.1% of the project, which is in joint venture with Golden Rule Resources Ltd. and Cameco Corporation. The option agreement is subject to all necessary regulatory acceptances.

The option period is over four (4) years, with a minimum property expenditure of $100,000 per year for the first three years and a total aggregate expenditure of $1.5 million. Upon completion of the option terms, Tyler may convert its remaining 25.05% interest to a 0.5% NSR royalty (with the 25.05% interest being acquired by Golden Band) or continue to participate in the joint venture.

Historical expenditures on the property, which exceed $3.9 million, have resulted in the identification of numerous gold bearing zones. Various mineralization numbers have been reported for the property in unpublished internal reports and other publications; however these do not meet current reporting standards.

All the mineralized zones identified to date remain open. No mineral resource has been defined to date. Golden Band's program will entail a complete review and compilation of historical information prior to a renewal of exploration, which will include a significant drill component.

Gold mineralization was identified on the property in 1948 by prospectors working for Consolidated Mining and Smelting (Cominco). They discovered the A and B zones. The property was acquired by staking in 1979 by Golden Rule. Exploration extended the B Zone and identified the C Zone. To the end of 1996, 27,690 metres of drilling were completed in 145 holes.

The regional geological context consists of sequences of felsic to mafic volcanic rocks intruded by diorite to gabbro bodies. Subsequent shearing sub-parallel to the regional Byers Fault introduced gold bearing solutions with the preferred hosts appearing to be the intrusive units. Gold mineralization is associated with potassium and carbonate alteration. Biotite and pyrite form useful indicators to gold mineralization.

Tyler is very pleased to see the resumption of activity on the Weedy Lake property by a Company with significant exploration experience in Saskatchewan.

James Devonshire
Chairman/CEO
